Exhibit 5.1
[Letterhead of American International Group, Inc.]
March 17, 2006
American International Group, Inc.
70 Pine Street
New York, New York 10270
Ladies and Gentlemen:
     In connection with the registration under the Securities Act of 1933, as amended (the “Act”), of 18,760,267 shares (the “Securities”) of Common Stock, par value $2.50 per share (the “Common Stock”), of American International Group, Inc., a Delaware corporation (the “Company”), I, as Senior Vice President and Deputy General Counsel of the Company, have examined such corporate records, certificates and other documents, and such questions of law, as I have considered necessary or appropriate for the purposes of this opinion.
     Upon the basis of such examination, I advise you that, in my opinion, the Securities have been validly issued and are fully paid and non-assessable.
     The foregoing opinion is limited to the Federal laws of the United States and the General Corporation Law of the State of Delaware, and I am expressing no opinion as to the effect of the laws of any other jurisdiction.
     With your approval, I have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by me to be responsible.
     I hereby consent to the filing of this opinion as an exhibit to the Registration Statement relating to the Securities and to the reference to me under the heading “Validity of the Common Stock” in the Prospectus. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act.
Very truly yours,
/s/ Kathleen E. Shannon

Kathleen E. Shannon